Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

June 2, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mascot Ventures Inc. (the “Company”) Amendment No. 3 to Form S-1 filed May 13, 2010 File No. 333-164845

Dear Mr. Schwall:

Submitted pursuant to the staff’s comment letter dated May 28, 2010, please find on EDGAR copies of Amendment No. 3 to the referenced registrant’s Form S-1 (“Amendment No. 3 to Form S-1”) and a redlined Amendment No. 3 to Form S-1.

Amendment No. 3 to the Form S-1 was filed with the Commission via EDGAR on June 2, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the redlined Amendment No. 3 to the Form S-1.

In response to the staff’s comments in its May 28, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Registration Statement on Form S-1, Amendment No. 2

Prospectus Summary, page 4

Summary Financial Information, page 5

Acquisition of the Monty Lode Property, page 18

H. Roger Schwall
Jun 2, 2010

1.
Please update your summary financial information presented here to correspond with the latest financial information you present in your amended filing, which currently is as of and through the relevant periods ended January 31, 2010.

The company has complied with this comment. Please see page 5 to Amendment No. 3 to the Form S-1.

Signatures, page II-4

Statement of Cash Flows, page F-14

2.	Please ensure that all future amendments reflect the updated signing date of your officer, to correspond with that of the signatories in the Power of Attorney section, on page II-5.

The company has complied with this comment. Please see pages II-4 and II-5 to Amendment No. 3 to the Form S-1.

Additionally, please note that the Company’s disclosure in the undertakings section on page II-3 and II-4 has been revised in response to the staff’s telephonic comments to us on May 27, 2010.  Please see pages II-3 and II-4 to Amendment No. 3 to the Form S-1.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo